FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of June 2003

             Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 11, 2003, announcing that its US subsidiary, Spacenet Inc., has been selected by NAPA to provide New Connexstar™ Enterprise Service for a Retail Wide Area Network

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

Dated: June 11, 2003

Jun 11, 2003

NAPA Selects New Connexstar™ Enterprise Service from Gilat’s Spacenet Subsidiary for Retail Wide Area Network
Connexstar Enterprise Service Combines the Benefits of a Turnkey Solution with the Flexibility of a Customized Network

Petah Tikva, Israel, June 11, 2003 — Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its US subsidiary, Spacenet Inc., has signed an agreement with leading auto parts retailer Genuine Parts Company (GPC) to provide a high-speed satellite communications network for its NAPA auto parts retail stores. The agreement calls for Spacenet’s VSAT service to be deployed at a minimum of 750 of GPC’s more than 5,000 locations. The service will be used to speed the operation of key business applications such as parts look-up and inventory tracking.

GPC’s network will utilize Connexstar Enterprise, a new variant of Spacenet’s popular Connexstar service. Connexstar Enterprise provides customized network design and configuration features while retaining the key operational and economic benefits of a standardized network service. While other Connexstar services provide an easy solution with predetermined data rates and other parameters, Connexstar Enterprise offers customers more customized options to match their exact networking requirements.

Spacenet President and CEO Nick Supron said, “Since Connexstar’s unveiling just over a year ago, its popularity has grown steadily and dramatically as businesses see the advantages of a true business-grade turnkey satellite-based networking solution. With the introduction of Connexstar Enterprise, we can now serve even the most unique or complex requirements of large, geographically distributed enterprises, in an efficient and economical manner.”

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, anywhere in the continental United States. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services all through a single, compact, remote access device incorporating advanced networking and routing functionality. Learn more about Connexstar at www.connexstar.com.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
 fritz.stolzenbach@spacenet.com